                                                                       EXHIBIT 8


                COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

SUMMARY COMPENSATION TABLE

     The following table sets forth compensation for services in all capacities to the Company during each of the Company's last two years for (i) the Company's Chief Executive Officer and (ii) the Company's four other most highly compensated individuals who were serving as executive officers on December 31, 1998 (collectively, the "Named Executive Officers").



                                                                                 LONG-TERM
                                        ANNUAL COMPENSATION                    COMPENSATION
                            ------------------------------------------
                                                                                  AWARDS

                                                                          -----------------------
                                                                                       SECURITIES
                                                          OTHER ANNUAL    RESTRICTED   UNDERLYING      ALL OTHER
                                                          COMPENSATION      STOCK       OPTIONS/      COMPENSATION
     NAME AND POSITION      YEAR    SALARY       BONUS        (1)         AWARDS ($)   SARS (#)(2)        (3)
John J. Campion,            1998   $240,000    $      --    $   25,402     $      --     141,357        $ 6,832
  Chief Executive Officer   1997    240,000      133,000        28,135       256,170      77,260          9,868

Laurence Anderson,          1998    150,000           --        14,897            --      70,688          4,580
  President                 1997    150,000       67,000        11,847       170,780      51,507          4,376

Stephen R. Bernstein,       1998    150,000           --         5,233            --      25,000          5,478
  Executive Vice President  1997    148,990           --         5,179            --          --          4,928

Gregory S. Landa,           1998    100,388      104,682         8,400            --      25,000          4,286
  Vice President/Sales

Michael W. Crabbe,          1998    109,154           --            --            --      25,000             --
  Vice President/Chief
  Financial Officer

------------
(1) Represents club membership and/or automobile allowance.
(2) Represents restricted stock and securities underlying options. The Company has no SARs.
(3) Represents matching contributions by the Company to the Company's 401(k) tax deferred savings plan (the "401(k) Plan") for the benefit of the executive, and life insurance.


EMPLOYMENT CONTRACTS

     Each of Messrs. Campion, Anderson, Stephen R. Bernstein and Landa has entered into an employment agreement with the Company.

     The employment agreement with Mr. Campion provides for his employment as Chief Executive Officer at an annual base salary of $240,000, plus a bonus to be awarded annually. The agreement with Mr. Campion expires in May 2001.

     The employment agreement with Mr. Anderson provides for his employment as President at an annual base salary of $150,000, plus a bonus to be awarded annually. The agreement with Mr. Anderson expires in May 1999.

     The employment agreement with Mr. Bernstein provides for his employment as Executive Vice President at an annual base salary of $150,000, plus a bonus to be awarded annually at the discretion of the Board. The agreement with Mr. Bernstein expires in June 1999.

     The employment agreement with Mr. Landa provides for his employment as Vice President/Sales at an annual base salary of $60,000, plus bonus compensation based on gross sales meeting specified criteria. The agreement with Mr. Landa expires August 25, 2001.

     These employment agreements entitle these executive officers to participate in the health, insurance, pension and other benefits, if any, generally provided to employees of the Company and, in some cases, automobile allowances.

     The Company may terminate the employment of the executive officers upon death or extended disability or for cause (as defined). If employment is terminated by the Company without cause, the Company must pay the executive officer's salary and health and insurance benefits until the scheduled termination date of the employment agreement.

401(K) PLAN

     Upon completion of one year of employment, all Company employees are eligible to participate in the 401(k) Plan and may make elective salary reduction contributions to the 401(k) Plan of up to 15% of their annual compensation, subject to a dollar limit established by law. In addition, until January 21, 1999, the Company provided a matching contribution of up to 50% of the employee's contribution, subject to a maximum of six percent of the employee's salary. Participants are fully vested at all times in the amounts they contribute to the 401(k) Plan; however amounts contributed by the Company are subject to vesting over a five-year period. The Company's contributions are tax deductible to the Company. Benefits under the 401(k) Plan generally become payable upon retirement, death or disability.

COMPENSATION OF DIRECTORS

     The Company has entered into an employment agreement with Mr. Stone which provides for his employment as Chairman at an annual base salary of $12,000, plus a bonus to be awarded annually at the discretion of the Board. The agreement with Mr. Stone expires in May 2000. Other than Mr. Stone, Chairman of the Board, directors historically have not received any compensation for their services as directors. Directors receive reimbursements of expenses incurred in attending meetings. In addition, the Company expects to compensate non-employee directors in the form of a grant of options to purchase 2,000 shares of Common Stock in 1999 and annual grants thereafter.

STOCK OPTIONS

     Effective January 1, 1998, the Board of Directors and the stockholders of the Company adopted the 1998 Stock Option and Incentive Plan (the "Plan"). Under the Plan, the Company may award stock options and performance shares to employees and directors of the Company. The aggregate number of shares of Common Stock that may be awarded under the Plan is 565,500, subject to adjustment in certain events. No individual participant may receive awards for more than 141,375 shares in any calendar year.

     The Company's Board of Directors has proposed amending the Plan. For a description of the proposed amendment, see "Proposal of Amendment to the Company's 1998 Stock Option and Incentive Plan."

     The following table sets forth information with respect to options granted by the Company under the Plan to the Named Executive Officers during 1998.

                        OPTION GRANTS IN LAST FISCAL YEAR

                                                  Individual Grants
                            ------------------------------------------------------------
                            Number of       % of Total
                            Securities       Options
                            Underlying      Granted to
                             Options       Employees in    Exercise
     Name                    Granted       Fiscal Year       Price       Expiration Date
--------------------        -----------    ------------    --------      ---------------
John J. Campion             141,375 (1)        29%          $11.00       May 18, 2008

Laurence Anderson            70,688 (1)        15%          $11.00       May 18, 2008

Stephen R. Bernstein         25,000 (1)         5%          $11.00       May 18, 2008

Gregory S. Landa             25,000 (1)         5%          $11.00       May 18, 2008

Michael W. Crabbe            25,000 (1)         5%          $11.00       May 18, 2008

------------

       (1) The Compensation Committee granted the non-qualified stock options on May 18, 1998, effective at the closing date of the Company's initial public offering. The options vest in three equal annual installments commencing on June 16, 1998.


OPTION EXERCISES AND YEAR-END VALUES

     The following table sets forth information with respect to the unexercised stock options held by the Named Executive Officers at December 31, 1998. The Named Executive Officers exercised no options to acquire Common Stock during 1998.

                     AGGREGATED OPTION EXERCISES IN 1998 AND
                         DECEMBER 31, 1998 OPTION VALUES


                                  Number of Securities            Value of Unexercised
                                 Underlying Unexercised          In-the-Money Options at
                              Options at December 31, 1998        December 31, 1998 (1)
                            -------------------------------   -------------------------------
      Name                  Exercisable       Unexercisable   Exercisable       Unexercisable
--------------------        -----------       -------------   -----------       -------------
John J. Campion                47,125             94,250          $0                 0

Laurence Anderson              23,563             47,125           0                 0

Stephen R. Bernstein            8,333             16,667           0                 0

Gregory S. Landa                8,333             16,667           0                 0

Michael W. Crabbe               8,333             16,667           0                 0

------------

(1) The closing price of the Company's Common Stock as reported by the American Stock Exchange on December 31, 1998, was $8.50. There were no "in-the-money" options on December 31, 1998.

                              CERTAIN TRANSACTIONS

     The Company has historically engaged and continues to engage in transactions with entities controlled by its stockholders and their affiliates if economically advantageous to the Company. Related party transactions are subject to the review and approval of the Company's Audit Committee, which is composed exclusively of the Company's outside directors, and such transactions are on terms no less favorable to the Company than those that could be obtained from unaffiliated third parties.

TRANSACTIONS WITH OFFICERS

     In March 1997, the Company issued and sold 754,000 shares of Common Stock to existing stockholders, including three directors and four officers of the Company, and seven additional investors for an aggregate purchase price of $2,500,000. In connection with this transaction, the Company loaned Messrs. Campion, Anderson and Stephen R. Bernstein an aggregate of $476,770 to purchase shares of Common Stock. Of such loans, an aggregate of $457,270 are evidenced by promissory notes which mature in 2002, bear interest at the rate of 6.25% per annum and are secured by a pledge of other shares of Common Stock owned by the makers of the notes. Interest and principal is payable at maturity of the notes. The principal obligations outstanding at December 31, 1998 were as follows: Mr. Campion - $249,263; Mr. Anderson - $113,338 and Stephen R. Bernstein - $114,169.

     During the fourth quarter of 1997, the Company extended interest-free advances to two executive officers in the aggregate amount of $90,340 in anticipation of salary and bonus payments. All such advances have been repaid in full. During the fourth quarter of 1998, the Company loaned $60,000 to two executive officers evidenced by promissory notes which are due in April 2000 with interest payable biweekly at the Company's bank borrowing rate (8.5% at December 31, 1998). Other loans to officers at December 31, 1998 totaled $38,000 and were repaid in March 1999.

ROCK-IT CARGO, USA, INC. AND AIR APPARENT, INC.

     During 1997 and 1998, the Company purchased freight forwarding services in the amounts of approximately $217,000 and $228,000, respectively, from Rock-It Cargo, USA, Inc., which is an affiliate of David C. Bernstein, a director of the Company, and Mr. Masterson, a director of the Company. During 1997 and 1998, the Company purchased travel agency services, primarily in the form of airline tickets, in the amounts of approximately $118,000 and $125,000, respectively, from Air Apparent, Inc., which is an affiliate of David C. Bernstein and Mr. Masterson, and Andrew Dietz and Donna Dietz, two stockholders of the Company. The Company believes that all of the foregoing transactions were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions between the Company and any entities controlled by directors and stockholders of the Company will also be on terms believed to be no less favorable to the Company than could be obtained from unrelated third parties.